Exhibit 99.1

FIRST AMENDMENT TO
STOCK PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT AND AGREEMENT AND PLAN OF MERGER, dated as of December 30, 2022 (this “Amendment”), is entered into by and among TELUS International Holding (U.S.A.) Corp., a Delaware corporation (“Buyer”), and Insignia WT Holdings, LLC, a Delaware limited liability company (the “Blocker Seller”).

RECITALS

WHEREAS, Buyer, the Blocker Seller, WLTR Holdings, LLC, a Delaware limited liability company (the “Company”), and Sequoia Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub”), are party to that certain Stock Purchase Agreement and Agreement and Plan of Merger, dated as of October 26, 2022 (the “Original Acquisition Agreement”), pursuant to which (i) Buyer agreed to purchase from Blocker Seller all of the issued and outstanding shares of capital stock of Insignia WT Blocker Corp., a Delaware corporation, and (ii) Merger Sub agreed to merge immediately following the Blocker Purchase with and into the Company (the “Merger”), with the Company continuing as the surviving entity and a wholly owned, direct subsidiary of Buyer (the “Surviving Company”);

WHEREAS, Section 2.05 the Original Acquisition Agreement provides that the limited liability company agreement of the Surviving company shall be the limited liability company agreement attached as Exhibit C to the Original Acquisition Agreement;

WHEREAS, it is now contemplated that the limited liability company agreement attached as Annex 1 to this Agreement shall be the limited liability company agreement of the Surviving Company; and

WHEREAS, Section 14.05 of the Original Acquisition Agreement provides that the Acquisition Agreement may not be amended, except by written instrument executed by Buyer and the Blocker Seller (in its capacity as the Representative).

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby acknowledge and agree as follows:

1.                  Defined Terms in this Amendment. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed thereto in the Original Acquisition Agreement. The Original Acquisition Agreement, as amended by this Amendment, is referred to as the “Acquisition Agreement”.

2.                  Amendment of the Original Acquisition Agreement. The limited liability company agreement attached as Exhibit C to the Original Acquisition Agreement is hereby deleted and replaced with the limited liability company agreement attached as Annex 1 to this Amendment, which, among other things, contemplates (i) the grant of unit appreciation rights to service providers of the Company, which may ultimately be settled in cash and/or subordinate voting shares of TELUS International (Cda) Inc. and (ii) the establishment of a reinvestment program through which certain employees may reinvest proceeds from the Merger in “Class A Units” of the Surviving Company, which may ultimately be redeemed for cash or a combination of cash and subordinate voting shares of TELUS International (Cda) Inc.

3.                  Miscellaneous.

(A)             Except as otherwise provided herein, the Original Acquisition Agreement shall remain unchanged and in full force and effect.

(B)              From and after the date of this Amendment, any reference in the Acquisition Agreement to “hereof”, “herein”, “hereunder”, “hereby” and “this Agreement” shall be deemed a reference to the Original Acquisition Agreement as amended by this Amendment; provided, however, that any reference to the date of the Acquisition Agreement, the use of the phrase “the date hereof” or “the date of this Agreement” shall in all cases be a reference to October 26, 2022, and not the date of this Amendment.

(C)              The Acquisition Agreement as amended herein, together with the Ancillary Agreements and any other documents executed by any of the Parties simultaneously herewith or pursuant thereto, constitute the entire agreement of the Parties, and supersede all prior agreements and understandings, discussions, negotiations and communications, written and oral, among the Parties with respect to the subject matter hereof and thereof.

(D)             The provisions set forth in Sections 14.04, 14.07 and 14.09 of the Original Acquisition Agreement shall apply mutatis mutandis to this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

TELUS INTERNATIONAL HOLDING (U.S.A.) CORP.

By:	/s/ Michael Ringman
Name:	Michael Ringman
Title:	Chief Information Officer

INSIGNIA WT HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

ACKNOWLEDGED AND AGREED:

WLTR HOLDINGS, LLC

By:	/s/ Aaron Keller
Name:	Aaron Keller
Title:	Vice President and Secretary

[Signature Page to First Amendment to Stock Purchase Agreement and Agreement and Plan of Merger]

ANNEX 1

LIMITED LIABILITY COMPANY AGREEMENT OF THE SURVIVING COMPANY

[See the executed version of the Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated January 3, 2023, attached as Exhibit 99.2 to this Current Report on Form 6-K.]